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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             SUMMIT AUTONOMOUS INC.
                       (FORMERLY SUMMIT TECHNOLOGY, INC.)
                            (Name of Subject Company)

                             SUMMIT AUTONOMOUS INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   86627E 10 1
                      (CUSIP Number of Class of Securities)

                               ROBERT J. PALMISANO
                                PRESIDENT AND CEO
                             SUMMIT AUTONOMOUS INC.
                                21 HICKORY DRIVE
                                WALTHAM, MA 02451
                            TELEPHONE: (781) 890-1234
            (Name, address and telephone number of person authorized
              to receive notice and communication on behalf of the
                           person(s) filing statement)

                                 WITH COPIES TO:
                             KEITH F. HIGGINS, ESQ.
                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2624
                            TELEPHONE: (617) 951-7000
                            FACSIMILE: (617) 951-7050

  [x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                       Exhibit 99. Press Release


FOR IMMEDIATE RELEASE


ALCON OF FORT WORTH, TEXAS PLANS TO ACQUIRE
SUMMIT AUTONOMOUS OF WALTHAM, MASSACHUSETTS
FOR $19.00 PER SHARE


FORT WORTH, TX AND WALTHAM, MA -- MAY 26, 2000 -- Alcon, a global leader in the research, development, manufacture and marketing of ophthalmic products, and Summit Autonomous Inc. (Nasdaq: BEAM), a leading developer, manufacturer and marketer of ophthalmic laser systems designed to correct common vision disorders, today announced that they have entered into a definitive agreement under which Alcon will acquire Summit Autonomous for $19.00 per share in cash.

Pursuant to the agreement, Alcon will begin a tender offer for all outstanding shares of Summit Autonomous for $19.00 per share. Alcon expects to commence the offer by June 5, 2000. Any shares not purchased in the offer will be acquired for the same price in cash in a second-step merger. The merger agreement has been unanimously approved by the boards of directors of Alcon and Summit Autonomous. The offer and the merger are conditioned upon, among other things, normal regulatory approval.

"Alcon has long been committed to entering the strategically critical refractive surgical market," said Tim Sear, Alcon's President and Chief Executive Officer. "Our comprehensive global technological review, and, above all, the advice of top refractive surgeons, led us to the firm conviction that Summit Autonomous is the clear technological leader in the refractive field. I am confident that the combination of Alcon's powerful, worldwide surgical sales and marketing organization with the highly skilled Summit Autonomous team will be in the best interest of both surgeons and patients."

Robert J. Palmisano, Chief Executive Officer of Summit Autonomous Inc. added, "It is a tribute to everyone in the Summit Autonomous family that such a well respected organization as Alcon has decided to purchase our Company. I believe these two companies will combine into a powerhouse organization that will deliver leading edge products to customers around the world."

Alcon is the global leader in the research, development, manufacture and marketing of ophthalmic products, including surgical instruments and accessory products, intraocular lenses, prescription drugs and contact lens care solutions. Alcon is a subsidiary of Nestle SA. Founded in Fort Worth, Texas in 1947, Alcon now employs more than 10,000 individuals around the world. Total sales for 1999 were $2.4 billion, with activity in more than 170


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markets. One of the cornerstones of Alcon's success is the Company's commitment to Research and Development. Housed at the Company's headquarters in Fort Worth is the 400,000 square-foot William C. Conner Research Center, the largest and most sophisticated eye research center in the world. Over the next five years, Alcon plans to spend more than $1 billion on eye-related research, more than any entity outside of the National Eye Institute.

Founded in 1985, Summit Autonomous Inc. is a leading developer, manufacturer and marketer of ophthalmic laser systems and related products designed to correct common vision disorders such as nearsightedness, farsightedness and astigmatism. The Company has approximately 440 employees. In 1995, Summit Autonomous was the first excimer laser company to receive FDA approval for its excimer laser system for the correction of mild to moderate myopia in the U.S. and in 1999 became the first commercial excimer laser manufacturer to receive FDA approval for the popular LASIK procedure. The Company's next generation LADARVision system is the only FDA approved laser system to combine laser radar eye tracking with narrow beam shaping technology during surgery.

Cautionary Statement under "Safe harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Statements made in this news release contain information about the Company's future business prospects. These statements may be considered "forward looking". These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward looking statements. Among these risks and uncertainties are: competition from other manufacturers and vision correction technologies, delays in obtaining regulatory approvals, challenges to patents owned and licensed by the Company affecting per procedure revenues, adverse litigation results, difficulties in commercializing the LADARVision system and dependence on sole source suppliers.

For additional information and risks associated with the Company's business prospects and future operating results, please refer to Summit's public filings with the Securities and Exchange Commission.

For more information contact:

Kate Sturgis Burnham
Vice President, Investor Relations &
Corporate Communications
Summit Autonomous
(781) 672-0517
877-BEAM-333
kate.burnham@summitautonomous.com

Mary Dulle
Director, Corporation Communications
Alcon
(817) 551-8058
mary.dulle@alconlabs.com



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     Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Alcon Acquisition Corp. with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by Summit Autonomous. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Alcon Acquisition Corp. and Summit Autonomous with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Alcon Acquisition Corp., 6201 South Freeway, Fort Worth, Texas 76134-2099. The solicitation/recommendation statement and such other documents may also be obtained for free from Summit Autonomous by directing such requests to: James A. Lightman, Senior Vice President and General Counsel, Summit Autonomous Inc., 21 Hickory Drive, Waltham, MA 02154.





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